

Second Quarter 2018 Earnings

May 8, 2018

TRANSFORMING WATER. ENRICHING LIFE.™

Forward-Looking Statement Safe Harbor

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All of these forward-looking statements are based on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements, or could affect our share price. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include among other things, general global economic and business conditions; our ability to compete successfully in our markets; our ability to continue to develop or acquire new products, services and solutions and adapt our business to meet the demands of our customers, comply with changes to government regulations and achieve market acceptance with acceptable margins; our ability to implement our growth strategy, including acquisitions and our ability to identify suitable acquisition targets; our ability to operate or integrate any acquired businesses, assets or product lines profitably or otherwise successfully implement our growth strategy; delays in enactment or repeals of environmental laws and regulations; the potential for us to become subject to claims relating to handling, storage, release or disposal of hazardous materials; risks associated with product defects and unanticipated or improper use of our products; the potential for us to incur liabilities to customers as a result of warranty claims of failure to meet performance guarantees; our ability to meet our customers' safety standards or the potential for adverse publicity affecting our reputation as a result of incidents such as workplace accidents, mechanical failures, spills, uncontrolled discharges, damage to customer or third-party property or the transmission of contaminants or diseases; litigation, regulatory or enforcement actions and reputational risk as a result of the nature of our business or our participation in large-scale projects; seasonality of sales and weather conditions; risks related to government customers, including potential challenges to our government contracts or our eligibility to serve government customers; the potential for our contracts with federal, state and local governments to be terminated or adversely modified prior to completion; risks related to foreign, federal, state and local environmental, health and safety laws and regulations and the costs associated therewith; risks associated with international sales and operations, including our operations in China; our ability to adequately protect our intellectual property from third-party infringement; our increasing dependence on the continuous and reliable operation of our information technology systems; risks related to our substantial indebtedness; our need for a significant amount of cash, which depends on many factors beyond our control; AEA's influence over us; and other factors to be described in the "Risk Factors" section in our Annual Report on Form 10-K for the fiscal year ended September 30, 2017. All statements other than statements of historical fact included in the presentation are forward-looking statements including, but not limited to, expected financial outlook for fiscal 2018. Any forward-looking statement that we make in this presentation speaks only as of May 8, 2018. We undertake no obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise.

Use of Non-GAAP Financial Measures - This presentation contains "non-GAAP financial measures," which are adjusted financial measures that are not calculated and presented in accordance with generally accepted accounting principles in the United States, or "GAAP." These non-GAAP adjusted financial measures are provided as additional information for investors. We believe these non-GAAP adjusted financial measures, such as Adjusted EBITDA and free cash flow, are helpful to management and investors in highlighting trends in our operating results, because they exclude, among other things, certain results of decisions that are outside the control of management, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. The presentation of this additional information is not meant to be considered in isolation or as a substitute for GAAP measures of net income (loss), or net cash provided by (used in) operating activities prepared in accordance with GAAP. For reconciliations of the non-GAAP adjusted financial measures used in this presentation to the nearest respective GAAP measures, see the Appendix to this presentation.

Leading provider of mission critical water treatment solutions



Transforming water. Enriching life.™

Core offerings

Systems	Services	Technologies
		

Key metrics

#1*	38,000	100+	$1.30 billion	$224 million
market position in North America	*blue chip customers*	*years legacy of quality and innovation*	*LTM[2] 3/31/2018 revenues*	*LTM[2] 3/31/2018 Adjusted EBITDA[1]*

*Source: Amane Advisors, data as of 2016.
(1) For the definition of Adjusted EBITDA and a reconciliation to net income (loss), its most directly comparable financial measure presented in accordance with GAAP, see the Appendix hereto.
(2) Last twelve months calculated as the sum of FY 2017 Adjusted EBITDA, Q1'18 Adjusted EBITDA and Q2'18 Adjusted EBITDA, less Q1'17 Adjusted EBITDA and Q2'17 Adjusted EBITDA.

Summary of historical financials

Revenue

($ in millions, FYE September 30)



~ 5% CAGR[2]

% growth					
		(3.3%)	7.2%	9.7%	7-10%

Adjusted EBITDA[1]

($ in millions, FYE September 30)



~ 20% CAGR[2]

% margin					
	10.7%	11.3%	14.1%	16.6%	17-18%

% growth					
		2.3%	33.5%	29.7%	13-18%

(1) For the definition of Adjusted EBITDA and a reconciliation to net income (loss), its most directly comparable financial measure presented in accordance with GAAP, see the Appendix hereto.
(2) Represents CAGR from FY 2014 to FY 2018 using the midpoint of the FY 2018 outlook range.
(3) Represents Successor Period 2014 (January 16, 2014 through September 30, 2014) and Predecessor Period 2014 (October 1, 2013 through January 15, 2014) combined.

Evoqua provides high-value added service and technology to an attractive customer base

We serve $10 billion of an $85 billion market[1]…



$600 billion
global water market[1]

$85 billion
global addressable market[1]

$10 billion*
served market

✓ Water treatment	✗ Chemicals
✓ Technology & innovation	✗ Water transportation
✓ Service & support	✗ Meters / pumps / valves
✓ North America	✗ Design & construction EPC

✓ **Addressed market sectors**   ✗ Unaddressed markets sectors

…across a diverse, growing set of end markets

We hold top market positions across our key end markets



Wastewater

Food & beverage

Pharma / health science

Drinking water

Municipal 30%

Light industry 35%

Microelectronics

Other 8% (2)

Heavy industry 27%

Light manufacturing

Maritime

Commercial aquatics

Power generation

Hydrocarbon / chemical processing

*Source: Amane Advisors, data as of 2016.
(1) Estimated as of 2016; (2) Other includes commercial aquatics, maritime and other / miscellaneous.

We serve our customers through three operating segments

($ in millions)

	Industrial	**Municipal**	**Products**
LTM[3] 3/31/2018 revenue	 $684	 $279	 $336
Services and solutions	▪ Full life cycle service and solutions for process and utility water ▪ Water as a service 	▪ Full range of products for waste water and drinking water applications ▪ Broad services for odor and corrosion control 	▪ Filtration / Disinfection ▪ Anode technology ▪ Electrodeionization ▪ Analyzers and controllers  
Representative customers[1]	Johnson & Johnson Coca-Cola P&G BOEING Dow DUKE ENERGY	      City of Dallas CHARLOTTE	SAMSUNG MAERSK EATON Powering Business Worldwide JACOBS 3M
LTM[3] 3/31/2018 EBITDA margin[2]	24%	16%	24%

(1) Trademarks shown are those of their respective owners.

(2) EBITDA margin is defined as EBITDA as a percentage of revenue. For the definition of EBITDA and a reconciliation to operating profit, its most directly comparable financial measure presented in accordance with GAAP, see the Appendix hereto.

(3) Last twelve months calculated as the sum of FY 2017 Adjusted EBITDA, Q1'18 Adjusted EBITDA and Q2'18 Adjusted EBITDA, less Q1'17 Adjusted EBITDA and Q2'17 Adjusted EBITDA, and excludes central functions costs.

evoqua WATER TECHNOLOGIES

Products segment overview



Overview

- **Provides highly differentiated range of advanced products and solutions with global sales and aftermarket channels**
- **Global platform enables rapid commercialization of products and technologies beyond existing installed base**
- **Customers include OEMs, distributors, end-users and EPCs / integrators**

Key highlights

- **Large installed base**
    - ✓ **Relationships with more than 200 OEMs**
    - ✓ **Manage over 300 channel partners**
- **100+ years technology leadership**
- **Global leader in advanced filtration disinfection and electrochemical technologies**
- **Serving Industrial, Commercial and Municipal markets**

Revenue breakdown (LTM[1] 3/31/2018)

By offering



By technology



By geography



(1) Last twelve months calculated as the sum of FY 2017 revenues, Q1'18 revenues and Q2'18 revenues, less Q1'17 revenues and Q2'17 revenues.

Neptune-Benson®
an evoqua brand

Commercial Aquatics-Connected Technologies


GREEN-DRIVE VARIABLE FREQUENCY DRIVE
Controls speed of recirculating pump to optimize energy usage
RECIRCULATING PUMP
PROCESS MONITORING SYSTEM
Collects input signals & sends alerts, alarms, reports, etc through the internet
Monitors critical parameters associated with on- site production of bleach used to disinfect pools
OSEC-L CHLORINE GENERATOR
DEFENDER D7 RMF CONTROLLER
Measures pressure drop across RMF filter to initiate regeneration
ETS-UV SPECTRA CONTROLLER
Measures & controls applied UV dosage to ensure proper supplemental disinfection
BLU-SENTINEL CHEMICAL CONTROLLER
Measures & controls critical pool water chemistry parameters (Cl2, pH) to ensure proper application of disinfection chemicals
DEFENDER REGENERATIVE MEDIA FILTER
ETS-UV SYSTEM

evoqua WATER TECHNOLOGIES

Evoqua has a differentiated business model that is well-positioned for long-term growth

Unmatched service and support network

- 4x as many local service branches as the next competitor
- Within 2 hours of 90% of our 25,000+ industrial customers
- Preventative maintenance, on-demand services, operating services and Water One® services



☑ **Sticky revenue with high retention**

☑ **Highly visible revenue base**

☑ **Attractive margins**

Business model delivers growing and highly recurring revenue

- 25,000+ service contracts with 99% retention rates
- Aftermarket portfolio supports full product life-cycle
- Large installed base drives service / aftermarket

Book to bill
22%

Highly repeatable
23%

Recurring
55%

78% of sales are recurring or in backlog each year

☑ **Stable, recurring flow of business**

☑ **Highly visible revenue base**

☑ **46% of total sales are service**

evoQua
WATER TECHNOLOGIES

M&A - Supplementing long-term organic growth

Acquisition Priorities

- Utilize M&A to strategically fill gaps, including:
  - Products / technology
  - Market verticals
  - geographic / regional
- Develop and leverage new technologies

Completed acquisitions since April 2016

Neptune Benson *Since 1956*   Delta UV *Ultraviolet Solutions*
MAGNETO *SPECIAL ANODES B.V.*   ETS *ENVIRONMENTAL TREATMENT SYSTEMS, INC.*
VAF *Filtration Systems*   NOBLE WATER TECHNOLOGIES
ADI SYSTEMS   OLSON IRRIGATION SYSTEMS
Pure Water Solutions, LLC   PACIFIC OZONE

☑ **Systematic approach to R&D and M&A**

☑ **Deep M&A pipeline**



Pacific Ozone
Acquired March 9, 2018



Pacific Ozone:
- ✓ Manufacturer of integrated ozone systems
- ✓ 5,000 installations in 30+ countries

Targeted end markets include:
- ✓ Industrial process water
- ✓ Bottle water and beverage
- ✓ Food processing
- ✓ Ground water and soil remediation
- ✓ Marine and fishing fleet

Strategic Rationale:
- ✓ Expands product portfolio to include ozone disinfection

evoqua WATER TECHNOLOGIES

Ten acquisitions since April 2016

2016	Acquired Company	Segment	Gap	Tuck-in	Platform	Completed*
	Neptune Benson	Products	NA		✓	April 2016
	MAGNETO Special Anodes B.V.	Products	Portfolio / Geographic	✓		April 2016
	VAF Filtration Systems	Products	Portfolio	✓		July 2016
	Delta UV Ultraviolet Solutions	Products	Portfolio	✓		August 2016

2017	Acquired Company	Segment	Gap	Tuck-in	Platform	Completed*
	ETS Environmental Treatment Systems Inc	Industrial	Portfolio	✓		November 2016
	NOBLE WATER TECHNOLOGIES	Industrial	Geographic	✓		May 2017
	ADI Systems	Industrial	Portfolio	✓		June 2017
	Olson Irrigation Systems	Products	Portfolio	✓		June 2017

2018	Acquired Company	Segment	Gap	Tuck-in	Platform	Completed*
	Pure Water Solutions, LLC	Industrial	Geographic	✓		January 2018
	Pacific Ozone	Products	Portfolio	✓		March 2018

*Fiscal Year ends September 30th

evoqua WATER TECHNOLOGIES

Second Quarter 2018 performance highlights

Revenue

($ in millions)



$299.9 — Q2'17

$333.7 — Q2'18

+11.3% growth

Adjusted EBITDA[1]

($ in millions)



$43.9 — Q2'17

$57.7 — Q2'18

+31.3% growth

% margin[3]	
14.6%	17.3%

Highlights

Second Quarter 2018

- **Revenue growth of 11.3%**
  - **4.5% from tuck-in acquisitions**
  - **6.8% pro forma growth[2]**
    - **Driven by strong growth in Industrial and Products segments**
    - **Capital revenue mix**

- **Adjusted EBITDA[1] growth of 31.3%**
- **Adjusted EBITDA[3] margin of 17.3%**
  - **Accretive impact of acquisitions**
  - **Lower costs from cost improvement initiatives**
  - **Offset by capital mix shift, commodity cost increases, growth investments and lower productivity**

(1) For the definition of Adjusted EBITDA and a reconciliation to net income (loss), its most directly comparable financial measure presented in accordance with GAAP, see the Appendix hereto.
(2) For the definition of pro forma growth and a reconciliation to revenue, its most directly comparable financial measure presented in accordance with GAAP, see the Appendix hereto.
(3) Adjusted EBITDA margin % is defined as Adjusted EBITDA as a percentage of revenue.

Second Quarter 2018 results

($ in millions)	Q2'17	Q2'18	Year-Over-Year
Revenue	$299.9	$333.7	11.3%
Gross Profit	$94.3	$108.0	14.5%
Operating Profit	$12.0	$25.8	115.4%
Net Income	$4.9	$13.0	165.2%
Adjusted Net Income[1]	$13.0	$21.4	75.2%
Adjusted EBITDA[2]	$43.9	$57.7	31.3%
Adjusted EBITDA margin[3]	14.6%	17.3%	270 bps

Second Quarter 2018 revenue

($ in millions)



(1) For the definition of Adjusted Net Income and a reconciliation to net income (loss), its most directly comparable financial measure presented in accordance with GAAP, see the Appendix hereto.
(2) For the definition of Adjusted EBITDA and a reconciliation to net income (loss), its most directly comparable financial measure presented in accordance with GAAP, see the Appendix hereto.
(3) Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue.

Industrial segment



52%

Revenue

($ in millions)

$160.5 — Q2'17

$181.3 — Q2'18

13.0% growth



EBITDA[1]

($ in millions)

$35.4 — Q2'17

$41.7 — Q2'18

17.9% growth



% margin[3]

22.0%	23.0%

Highlights

Second Quarter 2018

- **Revenue up 13.0%**
  - **5.5% pro forma growth[2]**
  - **Driven by power markets and remediation projects**
- **EBITDA[1] up 17.9%**
- **EBITDA margin improved 100 bps[3]**
  - **Volume growth leverage**
  - **Cost improvement initiatives**



- **Awarded a multi-year Water One Assurance contract using new NexSys technology with a domestic-based global biotechnology company. This high customer ROI process water system will purify well water replacing high cost municipal feed water.**

(1) For the definition of EBITDA and a reconciliation to operating profit, its most directly comparable financial measure presented in accordance with GAAP, see the Appendix hereto.
(2) For the definition of pro forma growth and a reconciliation to revenue, its most directly comparable financial measure presented in accordance with GAAP, see the Appendix hereto.
(3) EBITDA % margin is defined as EBITDA as a percentage of revenue.

evoqua WATER TECHNOLOGIES

Municipal segment

FY17 revenue


22%

Revenue

($ in millions)


$63.6
$64.3
1.1% change
Q2'17
Q2'18

EBITDA[1]

($ in millions)


$8.5
$9.8
14.4% change
Q2'17
Q2'18

% margin[2]

13.4%	*15.2%*

Highlights

Second Quarter 2018

- **Revenue up 1.1%**
  - **Strong membrane sales to Industrial, MBR and Memcor installed base**
  - **Offset by delays in Municipal Waste Water projects**
- **EBITDA[1] up 14.4%**
  - **Strong Memcor margins on project and market mix**
  - **Lower warranty costs driven by improved project execution**



- **Awarded a significant capital project with our BioMag ballasted flocculation technology to expand plant capacity, leveraged technology advantage to pull through jet aeration and clarifiers and expand share of wallet on the project.**

(1) For the definition of EBITDA and a reconciliation to operating profit, its most directly comparable financial measure presented in accordance with GAAP, see the Appendix hereto.
(2) EBITDA % margin is defined as EBITDA as a percentage of revenue.

Products segment



26%

Revenue

($ in millions)



$75.9 — Q2'17

$88.1 — Q2'18

16.2% change

EBITDA[1]

($ in millions)



$17.0 — Q2'17

$23.0 — Q2'18

35.5% change

% margin[3]

22.3%	26.1%

Highlights

Second Quarter 2018

- **Revenue up 16.2%**
  - **14.0% pro forma growth[2]**
  - **Double digit growth in 4 of 5 divisions**
  - **Continued strong growth in the China market, Aftermarket and Services**
  - **$3.8 million favorable FX impact**

- **EBITDA up 35.5%[1]**

- **EBITDA margin improved 380 bps[3]**
  - **Volume and mix, growth in the China market**
  - **Cost improvement initiatives**



- **Awarded a large electrodeionization (EDI) project for an Asian microelectronics customer. Extensive pilot testing proved out value proposition-elimination of chemicals in their Ultra-pure water (UPW) wafer manufacturing process.**

(1) For the definition of EBITDA and a reconciliation to operating profit, its most directly comparable financial measure presented in accordance with GAAP, see the Appendix hereto.
(2) For the definition of pro forma growth and a reconciliation to revenue, its most directly comparable financial measure presented in accordance with GAAP, see the Appendix hereto.
(3) EBITDA % margin is defined as EBITDA as a percentage of revenue.

Cash generation

Free Cash Flow[1]



($ in millions)

	Q2'17	Q2'18	Q2 YTD '17	Q2 YTD '18
	$23.2	$24.9	$0.2	$22.4

% Adjusted Net Income[4]

177.7%	116.1%	1.1%	75.2%

Highlights

- **Free cash flow improvement driven by favorable working capital management**

- **Working capital investments largely in place**

- **Stable maintenance capex levels**

- **Leverage reduction resulting from EBITDA growth and debt paydown from IPO proceeds ~$100 million**

Leverage



(Total net debt[2] to Adjusted EBITDA[3])

Q4'17	Q1'18	Q2'18
4.0x	3.4x	3.2x

---

(1) For the definition of Free Cash Flow and a reconciliation to operating cash flow, its most directly comparable financial measure presented in accordance with GAAP, see the Appendix hereto.
(2) Total net debt is total debt minus cash and cash equivalents.
(3) Adjusted EBITDA (with contributions from acquisitions) inclusive of completed acquisitions.
(4) For the definition of Adjusted Net Income and a reconciliation to net income (loss), its most directly comparable financial measure presented in accordance with GAAP, see the Appendix hereto.

evoQUA
WATER TECHNOLOGIES

Key cash flow drivers

Capital expenditures

($ in millions)



	Q2'17	Q2'18	YTD Q2'17	YTD Q2'18
Capex as % sales	4.7%	4.9%	4.7%	5.0%

Highlights

- **Targeted growth capex directly tied to high ROI projects**

- **Increasing pace of investments made to improve operational efficiencies and update technology and equipment**

Net working capital[1]

($ in millions)



	Q2'17	Q4'17	Q1'18	Q2'18
NWC as % sales	12.2%	14.7%	15.6%	15.0%

Highlights

- **Working capital stabilizing in the mid teens as a percentage of sales**

- **Programs in place to drive cash conversion**

(1) Net working capital calculated as current assets less current liabilities, excluding cash, debt, deferred taxes and the short-term portion of capital leases included in other current liabilities.

2018 Full year outlook

	Previous	Current
Revenue	$1.33 to $1.36 billion	$1.34 to $1.37 billion
YOY growth	*~ 6-9%*	*~ 7-10%*
Adjusted EBITDA[1]	$235 to $255 million	$235 to $245 million
YOY growth	*~ 13-23%*	*~ 13-18%*

Notes:

Excludes unannounced acquisitions

(1) For the definition of Adjusted EBITDA and a reconciliation to Net income (loss), its most directly comparable financial measure presented in accordance with GAAP, see the Appendix hereto.



Key investment highlights

- Number one market position in North America[1]
- Positioned to capitalize on favorable industry growth dynamics
- Iconic brands and differentiated technologies
- Unparalleled service network
- Large installed base
- Significant operating leverage
- Experienced management team
- Proven organic and inorganic growth platform

EVOQUA WATER TECHNOLOGIES

(1) Source: Amane Advisors, data as of 2016.

Appendix

Non-GAAP measures

Management reviews key performance indicators including revenue, margins, segment operating income and margins, orders growth, working capital and backlog, among others. In addition, we consider certain non-GAAP measures to be useful to management and investors evaluating our operating performance for the periods presented, and to provide a tool for evaluating our ongoing operations, liquidity, management of assets and future prospects. This information can assist investors in assessing our financial performance and measures our ability to generate capital for deployment among competing strategic alternatives and initiatives, including but not limited to: dividends, acquisitions, share repurchases and debt repayment. These adjusted metrics are consistent with how management views our business and are used to make financial, operating, budgeting, planning and strategic decisions. These metrics, however, are not measures of financial performance under GAAP and should not be considered a substitute for revenue, operating income, net income, earnings per share (basic and diluted) or net cash from operating activities as determined in accordance with GAAP. We consider the following non-GAAP measures, which may not be comparable to similarly titled measures reported by other companies, to be key performance indicators:

"Pro forma growth" defined as revenue growth including the results of acquisitions for the periods prior to the respective acquisition dates.

"EBITDA" defined as earnings before interest, taxes, depreciation and amortization expense. "Adjusted EBITDA" reflects the adjustment to EBITDA to exclude certain other items, including restructuring and related business transformation costs, purchase accounting adjustment costs, non-cash stock based compensation, sponsor fees, transaction costs and other gains, losses and expenses.

"Free Cash Flow" defined as net cash from operating activities, as reported in the Statement of Cash Flows, less capital expenditures as well as adjustments for other significant items that impact current results which management believes are not related to our ongoing operations and performance. Our definition of free cash flow does not consider certain non-discretionary cash payments, such as debt.

"Adjusted net income" defined as net income adjusted to exclude certain other items, including restructuring and related business transformation costs, purchase accounting adjustment costs, non-cash stock based compensation, sponsor fees, transaction costs and other gains, losses and expenses.

Excluding revenue, Evoqua provides guidance only on a non-GAAP basis due to the inherent difficulty in forecasting certain amounts that would be included in GAAP earnings, such as discrete tax items, without unreasonable effort.

Adjusted EBITDA reconciliation

($ in millions)				3 Months ended		6 Months ended	
FYE 9/30		**FY 2016**	**FY 2017**	**3/31/2017**	**3/31/2018**	**3/31/2017**	**3/31/2018**
Net Income (loss)	$	13.0 $	6.4 $	4.9 $	13.0 $	(8.3) $	10.0
Income tax provision / (benefit)		(18.4)	7.4	(4.8)	2.0	(11.9)	(2.4)
Interest expense		42.5	55.4	11.9	10.8	26.7	28.1
Depreciation and amortization		69.3	77.9	18.9	20.5	37.5	40.4
EBITDA	$	**106.4** $	**147.1** $	**30.9** $	**46.3** $	**44.0** $	**76.0**
(A) Restructuring and related business transaction costs		43.1	51.3	9.9	8.2	23.0	16.3
(B) Purchase accounting adjustment costs		1.3	0.2	—	—	0.2	—
(C) Stock-based compensation		2.0	2.3	0.6	4.3	1.0	6.9
(D) Sponsor fees		3.8	4.2	1.0	—	2.0	0.3
(E) Transaction costs		5.4	7.3	2.4	0.8	3.8	1.4
(F) Other gains, losses and expenses		(1.9)	(4.8)	(0.8)	(1.9)	7.2	(3.2)
Adjusted EBITDA	$	**160.1** $	**207.7** $	**43.9** $	**57.7** $	**81.2** $	**97.7**

A Primarily comprised of severance, relocation, recruiting and other costs associated with the voluntary separation program and other various restructuring and efficiency initiatives.

B Reverses the impact from step-up to fair market value for inventory acquired with the purchase of Magneto.

C Represents non-cash stock-based compensation related to option awards.

D Elimination of management fees paid to AEA during its ownership. AEA's management agreement terminated at the IPO closing.

E Removal of expenses associated with recent platform and tuck-in acquisitions and divestitures and post-acquisition integration costs.

F Add back of gains and losses associated with foreign exchange and recent asset sales along with expenses related to maintaining non-operational business locations.

evoqua
WATER TECHNOLOGIES

Segment EBITDA reconciliation

($ in millions)

		Industrial		Municipal		Products
Three months ended March 31, 2017						
Operating Profit	$	25.8	$	6.5	$	13.9
D&A		9.5		2.1		3.1
Segment EBITDA	**$**	**35.4**	**$**	**8.5**	**$**	**17.0**
Six months ended March 31, 2017						
Operating Profit	$	48.9	$	13.0	$	25.2
D&A		18.4		4.1		6.6
Segment EBITDA	**$**	**67.4**	**$**	**17.1**	**$**	**31.9**
Three months ended March 31, 2018						
Operating Profit	$	31.0	$	8.0	$	19.9
D&A		10.7		1.8		3.1
Segment EBITDA	**$**	**41.7**	**$**	**9.8**	**$**	**23.0**
Six months ended March 31, 2018						
Operating Profit	$	61.0	$	12.8	$	27.6
D&A		20.9		3.6		6.1
Segment EBITDA	**$**	**81.8**	**$**	**16.4**	**$**	**33.6**

Note: Segment EBITDA is one of the primary metrics used by management to evaluate the financial performance of our business. Segment EBITDA is defined as operating profit before interest, taxes, depreciation and amortization.

Free cash flow / Adjusted net income / EPS

($ in millions)		Q2'17		Q2'18		YTD Q2'17		YTD Q2'18
Operating Cash Flow	$	28.5	$	36.3	$	(0.3)	$	41.9
(+) Adjustments, excluding stock-based compensation, net of tax[1]		7.8		5.3		22.5		12.5
(-) Capital Expenditures		(13.6)		(16.4)		(27.2)		(31.7)
(+) Financing related to growth capital expenditures		0.9		—		5.6		—
(-) Purchases of intangibles (e.g., software licenses)		(0.4)		(0.3)		(0.4)		(0.3)
Free Cash Flow	$	23.2	$	24.9	$	0.2	$	22.4
Operating Profit	$	12.0	$	25.8	$	6.4	$	35.6
Interest expense		(11.9)		(10.8)		(26.7)		(28.1)
Income tax (expense) benefit		4.8		(2.0)		11.9		2.4
Net Income (loss)	$	4.9	$	13.0	$	(8.3)	$	10.0
Adjustments, net of tax[2]		8.1		8.4		23.2		19.8
Adjusted Net Income	$	13.0	$	21.4	$	14.9	$	29.8
Earnings Per Share								
Basic EPS	$	0.03	$	0.11	$	(0.10)	$	0.08
Diluted EPS	$	0.03	$	0.10	$	(0.10)	$	0.07
Adjusted Basic EPS	$	0.11	$	0.18	$	0.12	$	0.25
Adjusted Diluted EPS	$	0.10	$	0.18	$	0.12	$	0.24
Memo items:								
Blended statutory tax rate		37.7%		26.0%		37.7%		26.0%
Basic # of shares (in millions)		104.6		113.8		104.6		113.8
Diluted # of shares (in millions)		107.7		119.2		104.6		119.5

(1) Refer to adjustments on the Adjusted EBITDA reconciliation; also includes an adjustment of $2.1 million for incremental interest costs for YTD Q2'18.
(2) Refer to adjustments on the Adjusted EBITDA reconciliation; also includes an adjustment of $5.1 million for the write-off of deferred financing fees and incremental interest costs for YTD Q2'18.

evoQUA
WATER TECHNOLOGIES

Capital structure overview

($ in millions)	9/30/2017	12/31/2017	3/31/2018
Cash and cash equivalents	$ 59.3	$ 80.3	$ 75.7
Revolving Credit Facility	—	—	—
First Lien Term Facility	896.6	794.6	792.6
Build-own-operate financing facilities	10.2	9.5	9.0
Capital leases	30.8	31.1	31.1
Total debt	**937.6**	**835.3**	**832.7**
Unamortized discount and lenders fees	(16.9)	(15.2)	(14.6)
Total debt	**920.7**	**820.1**	**818.1**
Total net debt	$ 861.4	$ 739.9	$ 742.4
Total net debt / Adjusted EBITDA	4.1x	3.6x	3.3x
Total net debt / Adjusted EBITDA (with contributions from acquisitions)	4.0x	3.4x	3.2x

Pro forma growth

Revenue	Q2'17			Q2'18			As Reported		Pro Forma Growth	
($ in millions)	As Reported	Acquisitions	Pro Forma	As Reported	Acquisitions	Pro Forma	Variance	Change %	Variance	Change %
Evoqua Water Technologies	$ 299.9	$ 13.7	$ 313.6	$ 333.7	$ 1.1	$ 334.8	$ 33.8	11.3%	$ 21.2	6.8%
Industrial	$ 160.5	$ 11.4	$ 171.9	$ 181.3	$ 0.1	$ 181.4	$ 20.8	13.0%	$ 9.5	5.5%
Municipal	$ 63.6	$ —	$ 63.6	$ 64.3	$ —	$ 64.3	$ 0.7	1.1%	$ 0.7	1.1%
Products	$ 75.9	$ 2.3	$ 78.2	$ 88.1	$ 1.0	$ 89.1	$ 12.3	16.2%	$ 10.9	14.0%

LTM Revenue and EBITDA

($ in millions)

Revenue	FYE 9/30/2017	Q2 YTD '17	Q2 YTD '18	LTM 3/31/2018	
Evoqua Water Technologies	$ 1,247.4	$ (579.8)	$ 630.7	$ 1,298.4	
Industrial	$ 643.4	$ (306.2)	$ 346.5	$ 683.7	
Municipal	$ 278.6	$ (126.2)	$ 126.2	$ 278.6	
Products	$ 325.4	$ (147.4)	$ 158.1	$ 336.1	

Adjusted EBITDA	FYE 9/30/2017	Q2 YTD '17	Q2 YTD '18	LTM 3/31/2018	LTM EBITDA Margin %
Evoqua Water Technologies	$ 207.7	$ (81.2)	$ 97.7	$ 224.1	17.3%

EBITDA	FYE 9/30/2017	Q2 YTD '17	Q2 YTD '18	LTM 3/31/2018	LTM EBITDA Margin %
Industrial	$ 149.4	$ (67.4)	$ 81.8	$ 163.9	24.0%
Municipal	$ 44.8	$ (17.1)	$ 16.4	$ 44.0	15.8%
Products	$ 77.4	$ (31.9)	$ 33.6	$ 79.2	23.6%



WATER TECHNOLOGIES

TRANSFORMING WATER. ENRICHING LIFE.™